Direct Line: (212) 859-8272
Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

October 23, 2013

VIA EDGAR AND COURIER

Michael McTiernan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extended Stay America, Inc.

ESH Hospitality, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed October 8, 2013

File No. 333-190052

Dear Mr. McTiernan:

This letter sets forth the supplemental response of Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”) to Comment 4 of the comment letter, dated October 18, 2013, (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form S-1 of the Registrants filed on July 22, 2013 (as amended, the “Registration Statement”). In order to facilitate your review, we have repeated the comment in its entirety.

Tax Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP

4.	We note your response to comment 7. While the revisions appropriately address the prior references to the accounting firm opinion, the tax disclosure still attributes to a “third party valuation firm” the conclusion that the Class B common stock of ESH REIT will represent less than 50% of the value of all of the shares of stock of ESH REIT. Please tell us why the accounting firm’s opinion is not required to be filed as an exhibit and is not subject to Section 7 and Rule 436 of the Securities Act.

Response:

The Registrants acknowledge the Staff’s comment and advise the Staff that the Registrants will name Duff & Phelps, LLC, the third party valuation firm, in its subsequent amendment to the Registration Statement and will file as exhibit 99.9 thereto the consent of Duff & Phelps to be named in the Registration Statement. A blackline of the tax opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, which will be issued substantially in the form attached, is attached hereto as Exhibit A, a draft of the consent to be provided by Duff & Phelps is attached hereto as Exhibit B and marked changed pages reflecting the naming of Duff & Phelps in the registration statement are attached hereto as Exhibit C. As discussed with the Staff, the Registrants do not believe that Item 601 of Regulation S-K and Section 7 and Rule 436 of the Securities Act require the filing of the valuation opinion as an exhibit to the Registration Statement.

1

Securities and Exchange Commission October 23, 2013 Page 2 of 2

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Jerard Gibson (Securities and Exchange Commission)

Shannon Sobotka (Securities and Exchange Commission)

Bob Telewicz (Securities and Exchange Commission)

Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)

Ross W. McCanless (Extended Stay America, Inc. and ESH Hospitality, Inc.)

2

EXHIBIT A

Exhibit 8.1

DRAFT

[Fried Frank letterhead]

[—], 2013

Extended Stay America, Inc.

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

ESH Hospitality, Inc.

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

Re:	Certain U.S. Federal Income Tax Matters

Ladies and Gentlemen:

We have acted as counsel to ESH Hospitality, Inc., a Delaware corporation (collectively with its predecessor, ESH Hospitality, LLC, “ESH REIT”), and Extended Stay America, Inc., a Delaware corporation (the “Company”), in connection with the preparation of the registration statement on Form S-1 of ESH REIT and the Company, filed with the Securities and Exchange Commission (the “SEC”) on [—], 2013 (File No. 333-xxxxxx) as amended or supplemented through the date hereof (the “Registration Statement,” and the effective time of the Registration Statement, the “Effective Time”), relating to the offering of up to [—] shares of paired common stock, each comprised of one share of common stock of the Company and one share of Class B common stock of ESH REIT (the “Paired Shares”). This opinion is being furnished pursuant to the request of ESH REIT and the Company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

In connection with this opinion, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement; the Amended and Restated Certificate of Incorporation, dated [—], 2013, of ESH REIT (the “REIT Charter”), the Amended and Restated Certificate of Incorporation, dated [—], 2013, of the Company (the “Company Charter” and together with the REIT Charter, the “Charters”); the agreements and documents identified and defined in Annex I hereto (the “Annex Materials”); and such other documentation and information as we have deemed necessary or appropriate as a basis for the opinions set forth herein. The Company, ESH REIT, HVM LLC (“HVM”) and ESA Management LLC (“Management” and together with HVM, the “Managers”), have provided us with, and we are relying upon, a certificate containing certain representations and covenants of officers of the Company, ESH REIT and the Managers (the “Officers’ Certificate”) relating to factual matters regarding, among other things, the actual and proposed operations of ESH REIT and the Company and of each of the entities in which ESH REIT and the Company hold, or will hold, a direct or indirect equity interest. In addition, each of [Centerbridge Partners L.P.], [Paulson & Co. Inc.] and [The Blackstone Group L.P.] (the “Sponsors”) have provided us with, and we are relying upon, a certificate containing certain representations and covenants of officers of each of the Sponsors (together, the “Sponsor Certificates”), relating to factual matters regarding, among other things, the actual and constructive ownership of ESH REIT and the Company by investment funds or other entities or arrangements sponsored or managed by the Sponsors or their affiliates (“Sponsor Funds”) and their direct and indirect owners (“Sponsor Investors”). Finally, ~~the Company~~ESH REIT has received, and with your consent we are relying upon, a ~~third party~~ valuation ~~of the~~ prepared by Duff & Phelps, LLC of all of the outstanding shares of Class B common stock of ESH REIT in relation to the value of all of the outstanding shares of stock of ESH REIT as of the Effective Time (the “Valuation”).

We have made such inquiries as we have deemed necessary or appropriate for purposes of rendering our opinions. For purposes of our opinions, we have not independently investigated or verified the facts, representations and covenants set forth in the Registration Statement, the Annex Materials, the Officers’ Certificate, the Sponsor Certificates, the Valuation or in any other document on which we have relied in rendering our opinions (collectively, the “Documents”). In particular, we note that the Company, ESH REIT and/or the entities in which ESH REIT and the Company hold, or will hold, a direct or indirect equity interest may have engaged in transactions that we have not or will not review or provide legal advice with respect thereto, and of which we may be unaware. We have, consequently, relied on the representations and statements described in the Documents, and assumed that the information presented in the Documents, or otherwise furnished to us, accurately and completely describes all material facts relevant to our opinions. Our opinions are conditioned on the continuing accuracy and completeness of such statements, representations and covenants. Any change or inaccuracy in the facts, statements, representations and covenants referred to, set forth, or assumed herein or in the Documents may affect our conclusions set forth herein.

For purposes of our opinions, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed, or photostatic copies, and the authenticity of the originals of such documents. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts. In making our examination of documents executed, or to be executed, we have assumed that the parties thereto had, or will have, the power, corporate or other, to enter into and perform all obligations thereunder. Moreover, we have assumed that the facts, information, statements and representations contained in the Documents can be established to the Internal Revenue Service or courts, if necessary, by clear and convincing evidence.

With your consent, our opinions are also based on the correctness of the following assumptions: (i) all statements and information set forth in the Documents are true, correct and complete in all respects, (ii) any representation, statement or covenant in the Documents qualified by materiality or intent, or made as a belief to the knowledge of or similarly qualified is true, correct and complete, without such qualification, (iii) each of the obligations of ESH REIT and the Company described in the Documents has been or will be performed or satisfied in accordance with its terms without regard to any qualification as to level of effort in satisfying such obligation, (iv) each of the entities comprising the Company and ESH REIT will be operated in accordance with the laws of the jurisdiction in which it is formed and in the manner described in the Charters and other organizational documents, (v) there will be no changes in the applicable laws of the State of Delaware or of any other jurisdiction under the laws of which any of the entities comprising the Company and ESH REIT have been formed, and (vi) each of the written agreements to which each of ESH REIT and the Company and each entity in which ESH REIT and the Company holds, or will hold, a direct or indirect equity interest is a party and each of their respective Charters and other organizational documents have been and will be implemented, construed and enforced in accordance with their respective terms, and all such agreements and documents are binding, valid and enforceable in accordance with their terms.

In rendering our opinions, we have considered and relied upon applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, pertinent judicial authorities, published opinions and administrative pronouncements of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as they exist at the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. A change in any of the authorities upon which our opinions are based could affect our conclusions herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not binding on the IRS or a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS. In addition, any changes or inaccuracy in the Documents could affect our conclusions herein.

Based upon and subject to the limitations, qualifications, exceptions and assumptions set forth herein and in the Registration Statement under the heading “Material United States Federal Income Tax Considerations,” we are of the opinions set forth below.

Qualification of ESH REIT as a REIT under the Code

In order to qualify as a REIT, among the other requirements set forth in Sections 856 through 860 of the Code, ESH REIT, for each taxable year, must satisfy two gross income tests which generally require that “rents from real property,” among other prescribed items, comprise 95% and 75%, respectively, of ESH REIT’s gross income. Rents received by a REIT from a corporate tenant in which the REIT directly or indirectly owns, actually or constructively, stock possessing 10% or more of the total combined voting power of all classes of stock of such tenant entitled to vote or 10% or more of the total value of shares of all classes of stock of such tenant do not qualify as “rents from real property.” Prior to the Pre-IPO Transactions, ESH REIT owned 100% of the Operating Lessees, but relied upon an exception to the related party rent rule for leases of hotels or other “qualified lodging facilities” to taxable REIT subsidiaries (i.e., the Operating Lessees) managed by HVM as an “eligible independent contractor” (the “Qualified Lodging Exception”). Pursuant to the Pre-IPO Transactions, the Company acquired the assets of HVM and the Operating Lessees. As a result, the Qualified Lodging Exception to the related party rent rule relied upon for periods prior to the Pre-IPO Transactions no longer applies. The IRS could seek to reorder or recast the Pre-IPO Transactions such that the Qualified Lodging Exception was not available at all times prior to the Effective Time.

Following completion of the Pre-IPO Transactions, rents that ESH REIT receives from the Company will not qualify as “rents from real property” if ESH REIT directly or indirectly owns, actually or constructively, stock possessing 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote or 10% or more of the total value of shares of all classes of stock of the Company. While ESH REIT does not directly own any stock in the Company, if ESH REIT is considered under the relevant attribution rules to own stock in the Company representing 10% or more of the total voting power or value of the Company, ESH REIT could not treat the lease payments received from the Company as rents from real property, and ESH REIT would not qualify as a REIT. For these purposes, ESH REIT will be considered to own any stock owned or deemed to be owned by any person that directly or indirectly owns, actually or constructively, stock possessing 10% or more of the total value of shares of all classes of ESH REIT stock (the owner of such amount of stock, a “10% Shareholder”). For purposes of determining whether a person is a 10% Shareholder of ESH REIT, complicated and factually intensive attribution rules under the Code apply. For example, a shareholder that owns 10% or more of the total value of all classes of Company stock will be treated as owning a proportionate share of the stock owned by the Company, including the Class A Common Stock of ESH REIT owned by the Company. Thus, a person that owns, actually or constructively, 10% or more of the Paired Shares will be considered to be a 10% Shareholder of ESH REIT.

Certain Sponsor Funds that directly or indirectly owned, actually or constructively, an interest in ESH REIT (“Sponsor Entities”), as well as certain Sponsor Investors, were 10% Shareholders of ESH REIT prior to the Pre-IPO Transactions. In advance of the Pre-IPO Transactions, the Sponsors undertook certain steps intended to reduce the interest in ESH REIT of these Sponsor Entities and Sponsor Investors, such that after the completion of these restructuring steps, no person would be treated as a 10% Shareholder of ESH REIT (and therefore rents paid by the Company to ESH REIT would be treated as rents from real property).

The Sponsor Certificates identify all Sponsor Entities and describe the direct and indirect ownership interest in ESH REIT of each Sponsor Entity and the Sponsor Investors after completion of the restructuring steps. Each Sponsor Certificate also includes a representation that, to the best of such Sponsor’s knowledge, as of the Effective Time (i) no Sponsor Entity or Sponsor Investor is a 10% Shareholder of ESH REIT, and (ii) no entity is a 10% Shareholder of ESH REIT or the Company as a result of shares of ESH REIT or the Company being attributed to such entity from one or more of such entity’s owners. Our opinion relies on the factual statements and information included in the Sponsor Certificates, and if any of the representations in the Sponsor Certificates are incorrect or incomplete, including representations as to the direct or indirect ownership interest in ESH REIT of the Sponsor Entities or the Sponsor Investors, one or more of the conclusions set forth in this opinion may not be correct. With your consent, we did not independently review or verify the determination of the direct or indirect ownership interest in ESH REIT of the Sponsor Entities or the Sponsor Investors and are relying solely on the Sponsor Certificates and other Documents in that regard. In addition, the application of the constructive ownership rules with respect to certain aspects of calculating whether a person is a 10% Shareholder is unclear. For example, there is no judicial or administrative guidance describing the manner in which a partner’s “carried” interest is treated for purposes of calculating such partner’s profits interest in a partnership nor how such interests affect the other partners’ interests in the partnership for purposes of these rules. Our opinion takes the view that for purposes of determining whether a person is a 10% Shareholder of ESH REIT or the Company, a partner’s profits interest in a Sponsor Fund is determined based on the maximum amount of partnership profits potentially allocable to such partner on a cumulative basis. The IRS or a court considering the matter, however, could disagree with this interpretation.

The conclusions in our opinion, and the representations contained in the Sponsor Certificates, are made as of the Effective Time. However, events or circumstances beyond the Sponsors’, ESH REIT’s or the Company’s knowledge or control, including events after the Effective Time, could result in a person, including a Sponsor Entity or Sponsor Investor, being (or becoming) a 10% Shareholder. The constructive ownership rules that apply for purposes of determining whether a holder of Shares is a 10% Shareholder of ESH REIT or the Company are complex and unclear in certain respects and as a result the outstanding Shares owned by a group of related individuals or entities may be deemed to be constructively owned by one individual or entity. For example, the acquisition of less than 10% of the outstanding Shares (or the acquisition or change in ownership of an interest in an entity that owns Shares) by an individual or entity could cause that individual or entity to be treated as a 10% Shareholder of ESH REIT or the Company. After the Effective Time, we will not monitor the actual or constructive ownership of Shares. While the Sponsor Certificates include a representation that the Sponsors will monitor the actual and constructive ownership of the Sponsor Entities and Sponsor Investors in ESH REIT and the Company and take all measures within their control to ensure that no Sponsor Entity or Sponsor Investor will be treated as a 10% Shareholder of ESH REIT or the Company, the Sponsors’ ability to completely and accurately monitor the actual and constructive ownership of Shares by Sponsor Entities and Sponsor Investors after the Effective Time is limited. Thus, no assurance can be given that, after the Effective Time, a person, including a Sponsor Entity or Sponsor Investor, will not be treated as a 10% Shareholder of ESH REIT or the Company.

The Charters of ESH REIT and the Company each provide that no single person may “Beneficially Own” or “Constructively Own” more than 9.8% of the stock in value or number of shares, whichever is more restrictive, of any class of or series of capital stock of ESH REIT and the Company, respectively (the “Ownership Limitations”). Under the Charters, if a person Beneficially Owns or Constructively Owns stock in excess of the Ownership Limitations, the stock owned by such person in excess of the Ownership Limitations will be converted automatically into shares of “excess stock” and will be transferred, by operation of law, to a trust, the beneficiary of which is a qualified charitable organization. You have represented to us that you will enforce this provision of the Charters and that ESH REIT and the Company will take all measures within your control (including, without limitation, monitoring and enforcing all restrictions on ownership of their respective stock) to ensure that ESH REIT is not treated as owning stock possessing 10% or more of the total combined voting power or total value of shares of all classes of stock of the Company, and we are relying on such representations.

Subject to the foregoing, we are of the opinion that, commencing with its taxable year ended December 31, 2010, ESH REIT has been organized in conformity with the requirements for qualification as a REIT under the Code, and its current and proposed method of operation, as described in the Registration Statement and in representations furnished to Fried Frank, should enable it to meet the requirements for qualification and taxation as a REIT under the Code.

Application of Section 269B of the Code

Section 269B(a)(3) of the Code provides that if a REIT and a non-REIT are “stapled entities,” then the REIT and the non-REIT shall be treated as one entity for purposes of determining whether either entity qualifies as a REIT. ESH REIT and the Company will be considered “stapled entities” if more than 50% of the value of the beneficial ownership of ESH REIT is paired with the shares of the Company. If ESH REIT and the Company are treated as “stapled entities” then ESH REIT would not qualify as a REIT under the Code. The relevant legislative history provides little guidance regarding the application of this provision. However, the Joint Committee on Taxation General Explanation to Section 269B (the “General Explanation”) provides that, in enacting Section 269B, Congress did not intend to treat stock of a parent corporation as stapled to the stock of a subsidiary corporation.

The Class B common stock of ESH REIT and the common stock of the Company are paired and will trade together. Following the offering, the number of shares of Class B common stock of ESH REIT are expected to represent approximately [45%] of the total number of shares of common stock of ESH REIT. While the terms of the Class A common stock of ESH REIT and Class B common stock of ESH REIT are similar in most respects, there are certain differences between the two classes of ESH REIT common stock that could affect the relative values of the two classes of common stock. Taking into account the terms of each outstanding class of ESH REIT stock, the Valuation concludes that, as of the Effective Time, all of the outstanding shares of Class B common stock of ESH REIT will represent less than 50% of the value of all of the outstanding shares of stock of ESH REIT. The Officers’ Certificate includes a representation that you will take all measures within your control to ensure that the value of the outstanding shares of Class B common stock of ESH REIT will at all relevant times be less than 50% of the value of all of the shares of stock of ESH REIT.

Relying on the foregoing, including in particular the General Explanation and the Valuation, we are of the opinion that ESH REIT and the Company should not be “stapled entities” within the meaning of Section 269B(c)(2) of the Code.

Separate Corporate Identities of ESH REIT and the Company

It is a fundamental principle of federal income tax law that a corporation is respected as a separate taxable entity if it carries on business activities or its purpose is the equivalent of business activity. See Moline Properties, Inc. v. Comm’r, 319 U.S. 436 (1943). The determination of whether the separate corporate identity of an entity, including ESH REIT and the Company, will be respected under the Moline Properties doctrine depends on the particular facts and circumstances of the transaction.

In this case, you have represented to us that ESH REIT and the Company each has their own board of directors and officers, and operate under the direction of such directors and officers. Less than a majority of the directors and officers of the Company are also directors and officers of ESH REIT. ESH REIT and the Company have separate dividend policies, and distributions and dividends may be declared on the stock of one entity, but not the other. You have further represented to us that ESH REIT and the Company and the entities in which they directly or indirectly own an interest will each maintain separate books and records and all material transactions among them, including the operating leases, have been and will be negotiated and structured with the intention of achieving an arm’s length result. In addition, you have represented to us that ESH REIT and the Company will each act independently and not as agent for each other.

Relying on the foregoing, in accordance with the Moline Properties doctrine, we are of the opinion that the separate corporate identities of ESH REIT and the Company should be respected for U.S. federal income tax purposes.

Fair Summary of Matters of U.S. federal income tax laws

We are of the opinion that the statements set forth in the Registration Statement under the caption “Material United States Federal Income Tax Considerations,” insofar as such statements purport to summarize matters of U.S. federal income tax laws or legal conclusions with respect thereto and subject to the limitations, qualifications and assumptions set forth therein, fairly summarize the matters set forth therein.

*        *        *         *        *        *        *        *

This opinion letter addresses only the specific U.S. federal income tax matters set forth above and does not address any other U.S. federal, state or local or non-U.S. tax matters. Except as set forth above, we express no opinion to any party as to any tax consequences, whether U.S. federal, state, local or non-U.S., of the transactions described in the Registration Statement, any transaction related thereto, or of ownership of the Paired Shares of ESH REIT and the Company. Furthermore, as noted in the Registration Statement, ESH REIT’s qualification as a REIT depend upon its ability to meet, on a continuing basis, through actual results of operation, certain requirements, including requirements relating to the nature of its assets and income, distribution levels, diversity of stock ownership, and various other qualification requirements imposed under the Code, compliance with which has not and will not be reviewed by us. Accordingly, no assurance can be given that, for any given year, ESH REIT will satisfy the requirements for taxation as a REIT under the Code.

This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinions to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation or assumption relied upon herein that becomes incorrect or untrue. The opinions expressed herein are being furnished in connection with the Registration Statement and may not be used or relied upon for any other purpose without our prior written consent.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to each reference to us and the discussions of advice provided by us under the headings “Risk Factors” and “Material United States Federal Income Tax Considerations” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC.

Very truly yours,

Annex I

Definitions

“HVM Asset Purchase Agreement” means the Asset Purchase Agreement between ESA Management, LLC and HVM L.L.C. dated [—], 2013.

“Management Agreements” means (i) the Management Agreement between ESA P Portfolio Operating Lessee Inc. and HVM dated October 8, 2010, as amended April 9, 2012 and November 30, 2012; (ii) the Management Agreement between ESA Canada Operating Lessee Inc., HVM and HVM Canada Hotel Management ULC dated October 8, 2010, as amended November 30, 2012; (iii) the Management Agreement between ESA 2007 Operating Lessee Inc. and HVM dated October 8, 2010; (iv) those two certain Management Agreements between LVP Acquisitions Corp. and HVM L.L.C., each dated as of October 17, 2007 and relating to hotels located at: 15385 Katy Freeway, Houston, TX 77094; and 13420 Southwest Freeway, Houston, TX 77478, respectively; and (v) those seventeen certain Management Agreements between HFI Acquisitions Company LLC and HVM L.L.C., each dated as of December 31, 2009 and relating to hotels located at: 939 International Drive, Linthicum Heights, Maryland 21090; 20141 Century Boulevard, Germantown, Maryland 20874; 4504 Brookfield Corporate Drive, Chantilly, Virginia 20151; 45250 Catalina Court, Sterling, Virginia 20166; 12104 Monument Drive, Fairfax, Virginia 22033; 8281 Willow Oaks Corporate Drive, Fairfax, Virginia 22031; 12190 Sunset Hills Road, Reston, Virginia 21090; 10961 West Broad Street, Glen Allen, Virginia 23060; 3873 West Commercial Boulevard, Tamarac, Florida 33309; 8720 NW 33rd Street, Miami, Florida 33172; 7550 State Road 84, Davie, Florida 33317; 330 Grand Regency Boulevard, Brandon, Florida 33510; 2311 Ulmerton Road, Clearwater, Florida 33762; 5401 Beaumont Center Boulevard East, Tampa, Florida 33634; 4515 NC Highway 55, Durham, North Carolina 27613; 4810 Bluestone Drive, Raleigh, North Carolina 27612; and 7049 Jimmy Carter Boulevard, Norcross, Georgia 30092, respectively, together with the assignment and assumption of management agreements between HFI Acquisitions Company LLC and ESA P Portfolio Operating Lessee Inc., dated December 13, 2012.

“Management Representation Letters” means the representation letters provided by ESH REIT and HVM to Deloitte & Touche LLP in connection with (i) its review of the condensed consolidated balance sheet of ESH Hospitality LLC and subsidiaries as of March 31, 2013, and the related condensed consolidated statements of operations, income change in equity and cash flows, dated as of July 15, 2013; (ii) its review of the condensed and combined balance sheet of ESH Hospitality LLC and subsidiaries and ESH Hospitality Strategies LLC and subsidiaries as of March 31, 2013, and the related condensed consolidated and combined statements of operations, income, changes in combined equity and cash flows, dated as of July 15, 2013; (iii) its audit of the consolidated and combined balance sheets of ESH Hospitality LLC and subsidiaries and ESH Strategies LLC and subsidiaries as of December 31, 2012 and 2011, the related consolidated and combined statements of operations, income, change in equity and cash flows for each of the two years in the period ended December 31, 2012, and for the period from October 8, 2010 to December 31, 2010, dated as of July 15, 2013; and (iv) its audit of the consolidated balance sheets of ESH Hospitality LLC and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operation, income, changes in equity and cash flows for each of the two years in the period ended December 31, 2012, and for the period from October 8, 2010 to December 31, 2010, dated as of July 15, 2013.

“Operating Leases” means (i) the Lease Agreement between ESA P Portfolio L.L.C., ESA P Portfolio MD Trust, ESH/TN Properties L.L.C. and ESA P Portfolio Lessee Inc. dated October 8, 2010, as amended April 9, 2012 and November 30, 2012; (ii) the Lease Agreement between ESA Canada Administrator L.L.C., ESA Canada Properties Trust and ESA Canada Operating Lessee Inc. dated October 8, 2010, as amended November 30, 2012; and (iii) the Lease Agreement between ESA UD Properties L.L.C. and ESA 2007 Operating Lessee Inc. dated October 8, 2010.

“Pairing Agreement” means the Pairing Agreement between the Company and ESH REIT dated [—], 2013.

“Stockholders’ Agreement” means the Stockholders Agreements between Extended Stay America, Inc., ESH Hospitality, Inc. and such persons listed from time to time as signatories thereto as “Sponsor Shareholders” dated as of [—], 2013.

“Trademark License Agreements” means (i) the Trademark License Agreement between ESH Strategies Branding LLC and ESA P Portfolio Operating Lessee Inc. dated October 8, 2010, as amended November 30, 2012; (ii) the Trademark License Agreement between ESH Strategies Branding LLC and ESA Canada Operating Lessee Inc. dated October 8, 2010, as amended November 30, 2012; and (iii) the Trademark License Agreement between ESH Strategies Branding LLC and ESA 2007 Operating Lessee Inc. dated October 8, 2010.

“Underwriting Agreement” means the Underwriting Agreement among ESH REIT, the Company and the several underwriters listed therein dated [—], 2013.

EXHIBIT B

Exhibit 99.9

CONSENT OF DUFF & PHELPS, LLC

Board of Managers

ESH Hospitality, LLC

11525 North Community House Road

Suite 100

Charlotte, NC 28277

We hereby consent to the description of and references to our valuation and the references to our name in this Registration Statement No. 333-190052 on Form S-1 (as amended, the “Registration Statement”) under the headings “RISK FACTORS—Risks Related to ESH REIT and its Status as a REIT” and “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—Paired Shares.”

By giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations of the Securities and Exchange Commission (the “Commission”) promulgated thereunder, nor do we thereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act or the rules and regulations of the Commission promulgated thereunder.

/s/ DUFF & PHELPS, LLC

DUFF & PHELPS, LLC

Date: October     , 2013